VANGUARD NEW JERSEY INSURED LONG-TERM TAX-EXEMPT FUND
VANGUARD NEW YORK  INSURED LONG-TERM TAX-EXEMPT FUND
VANGUARD PENNSYLVANIA INSURED LONG-TERM TAX-EXEMPT FUND


SUPPLEMENT TO THE PROSPECTUS DATED MARCH 27, 2001

An Important Message About Admiral T Shares
The Fund May expects to begin offering a new share class, Admiral Shares, on May 14, 2001. Any Fund purchases made prior to this date will be for the original share class, Investor Shares. Once Admiral Shares are available, Fund accounts that meet the minimum balance and tenure requirements will be eligible for tax-free conversion to Admiral Shares.

For more information on Vanguard's Admiral Shares, including conversion details, please contact us at 1-800-662-7447.